Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2020

Maroussi, Greece, March 24, 2021 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the "Company" or "Pyxis Tankers"), a growth-oriented pure play product tanker company, today announced unaudited results for the three months and year ended December 31, 2020.

Summary

For the three months ended December 31, 2020, our Revenues, net were $4.5 million. For the period, our time charter equivalent ("TCE") revenues were $3.6 million, a decrease of approximately $2.6 million or 41.9% over the comparable period in 2019 primarily due to 151 fewer operating days of our fleet reflecting the sale of our oldest MR in early 2020, the lower utilization of our small tankers as a result of the special surveys that both vessels have undergone during the quarter, as well as the lower charter rates by approximately $2,100 per day in Q4 2020 from the comparable 2019 period. Our net loss decreased by $1.0 million to $2.6 million from $3.6 million in the comparable period in 2019 primarily the result of these factors including the $2.8 million non-cash loss on vessel held-for-sale in the fourth quarter of 2019, representing the sale of the 2006 built MR, Pyxis Delta, that closed in January 2020. For the fourth quarter 2020, loss per share (basic and diluted) was $0.12. Our Adjusted EBITDA was negative $0.2 million, which represented a decrease of $2.1 million over the comparable period in 2019. Please see "Non-GAAP Measures and Definitions" below.

Valentios Valentis, our Chairman and CEO, commented:

"The chartering environment for product tankers in the fourth quarter of 2020 continued to be depressed, reflecting no seasonal rebound in the northern hemisphere due to the continued negative impact of COVID-19 on the demand for refined petroleum products. Through our short-term time charters, we were able to achieve an average TCE of $12,291/day for our MRs during the quarter, which was disappointing, but generally better than rates that could have been achieved in the spot market.

The short-term demand outlook for our sector continues to be difficult. However, we are encouraged by signs of expanding economic activity. The rebound started in Asia last fall and positive signs of recovery have recently become evident in the west. In January, the IMF revised upward its 2021 global outlook for GDP growth to 5.5%. The softening of government lockdowns in the U.S. and Europe from the most recent surge of the virus is a welcome relief. The growing availability of effective vaccines cannot be understated. Inventories of refined products should reach 5 year averages soon, especially after the conclusion of many refinery maintenance programs and demand returns for transportation fuels as we move into summer and worldwide economic activity expands. During this challenging environment, we have continued to focus our employment strategy for our MRs on shorter-term, staggered time charters to mitigate risk and provide predictable cash flow. As of March 19, 2021, we had booked 100% of available days for the first quarter of 2021 at an average rate of approximately $13,200 per day for our MRs and 75% of available days during Q2, 2021 at a similar level.

During these arduous times, we have concluded some important operating and financial objectives. In the second half of 2020, we completed special surveys on three of our vessels. We have no major scheduled drydockings until 2023 when the Pyxis Theta undergoes her second special survey with BWTS installation. Over the last five months, we have raised $30 million of equity capital in two financings. In October, we completed a $5 million offering of units consisting of convertible preferred shares and detachable warrants to purchase common stock over a five year period. Both of these securities have a strike price of $1.40 per share. The net proceeds of $4.3 million from this public offering were used for working capital and debt repayment. In February 2021, we completed a $25.0 million private placement offering by selling 14.28 million common shares at $1.75 per share to institutional investors. The net proceeds of $23.1 million are expected to be used for similar purposes as well as opportunistic vessel acquisitions in the clean products sector. Also, this past week we signed a commitment letter with one our banks to refinance the outstanding debt for the Pyxis Epsilon. We will combine $7.5 million of cash with a new 5 year loan of $17 million to reduce overall leverage, lengthen our debt maturities and obtain an interest rate savings of 7.5%.

Our stronger financial position should help us take advantage of opportunities to grow our company in an accretive manner. As economies are gradually exiting lockdowns and solid global GDP growth kicks in, this should result in rising demand for the seaborne transportation of a broad range of petroleum products. In the meantime, the supply picture continues to look better due to the continued low ordering of new tankers and the likely increase of scrapping of older tonnage. Overall, we maintain a positive outlook about the long-term prospects for the product tanker sector."

Results for the three months ended December 31, 2019 and 2020

For the three months ended December 31, 2020, we reported a net loss to common shareholders of $2.7 million, approximately $0.9 million less compared to the same period in 2019. The improvement was the result of the non-cash loss on vessel held-for-sale of $2.8 million in the fourth quarter of 2019, the sale of which closed in January 2020. During the fourth quarter of 2020, our Revenues, net were $4.5 million or 38.4% lower compared to the same period in 2019 as a result of lower charter rates of 17%. Furthermore, fewer operating days for our MRs, 368 days during the fourth quarter of 2019 compared to 255 days in 2020, primarily resulted from one less MR in our fleet during the most recent period. Additionally, both of our small tankers completed their special surveys during the fourth quarter of 2020 resulting in fewer operating days, in particular 95 days during the fourth quarter of 2020 vs. 133 days in 2019. Adjusted EBITDA of negative $0.2 million represented a decrease of $2.1 million from $1.9 million in the same period of 2019.

Results for the years ended December 31, 2019 and 2020

For the year ended December 31, 2020, we reported a net loss to common shareholders of $7.0 million. Loss per share basic and diluted for the year ended December 31, 2020 was $0.32. In 2019, our net loss was $8.3 million with a loss per share basic and diluted of $0.39. In 2020, lower revenues, net of $6.1 million or 21.9%, compared to 2019 were partially offset by an aggregate decrease of approximately $3.8 million in vessel operating expenses, management fees, depreciation and interest and finance costs, net, which primarily reflected the impact from the sale of Pyxis Delta and the repayment of its loan. Furthermore, the decline in our revenues, net was also partially offset by $0.8 million decrease in voyage related costs and commissions as a result of the fewer operating days of our small tankers which were employed under spot charter arrangements. These differences were counterbalanced by the recognition of a $2.8 million loss on vessel held for sale in 2019 resulting in a $1.4 million improvement in the bottom line for the year ended December 31, 2020. However, our Adjusted EBITDA of $2.7 million represented a decrease of $3.1 million from $5.8 million for the same period in 2019.

	Three Months ended December 31,		Year ended December 31,	
	2019	2020	2019	2020
	(Thousands of U.S. dollars, except for daily TCE rates)			
Revenues, net	7,260	4,512	27,753	21,711
Voyage related costs and commissions	(1,063)	(935)	(5,122)	(4,268)
Time charter equivalent revenues [1]	6,197	3,577	22,631	17,443
Total operating days [2]	501	350	1,925	1,523
Daily time charter equivalent rate [1,2]	12,371	10,234	11,756	11,456

[1] Subject to rounding; please see "Non-GAAP Measures and Definitions" below.

[2] Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculation for the year ended December 31, 2020 (the vessel had been under time charter employment for approximately 2 days in January 2020 when it was redelivered from the charterers in order to be sold).

Management's Discussion and Analysis of Financial Results for the Three Months ended December 31, 2019 and 2020 *(Amounts are presented in U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)*

Revenues, net: Revenues, net of $4.5 million for the three months ended December 31, 2020, represented a decrease of $2.8 million, or 38.4%, from $7.3 million in 2019, as a result of 130 fewer available days reflecting the sale of our oldest MR in early 2020, lower charter rates and the two special surveys of our small tankers in the fourth quarter of 2020. In Q4 2020, our daily TCE rate fleet-wide was $10,234, a $2,137 per day decline from the comparable 2019 period.

Voyage related costs and commissions: Voyage related costs and commissions of $0.9 million in the fourth quarter, 2020, represented a decrease of $0.2 million over the comparable period in 2019. The decrease was primarily attributable to lower operating days of our small tankers from 133 days during the three month period ended December 31, 2019 compared to 95 days in 2020 primarily as a result of the special surveys that both vessels completed during the fourth quarter of 2020. The decrease in voyage related costs and commissions of our small tankers exceeded the increase in voyage related costs and commissions in our MR Pyxis Epsilon which, contrary to the comparable period in 2019, was employed under a spot voyage during the most recent quarter. Under spot charter arrangements, all voyage expenses are typically borne by us rather than the charterer and as a result the spot chartering activity of our fleet effects voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $2.9 million for the three months ended December 31, 2020 represented a decrease of $0.4 million, or 12.1%, from $3.3 million in the comparable period in 2019, mainly attributable to the vessel sale.

General and administrative expenses: General and administrative expenses of $0.6 million for the fourth quarter, 2020 remained stable compared to 2019.

Management fees: For the three months ended December 31, 2020, management fees paid to our ship manager, Pyxis Maritime Corp. ("Maritime"), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. ("ITM"), our fleet's technical manager, also decreased as a result of one less vessel, by $0.1 million from $0.4 million in 2019.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for the quarters ended December 31, 2020 and 2019. However, the absolute amounts almost doubled during the fourth quarter, 2020 compared to 2019 due to the write-off of the remaining unamortized balance associated with the classification of the vessel as held for sale in 2019 as well as the additional costs incurred in 2020 following the special surveys of Pyxis Epsilon, Northsea Alpha and Northsea Beta.

Depreciation: Depreciation of $1.1 million for the three months ended December 31, 2020, represented a decrease of $0.1 million or 8.3% compared to 2019, due to a five vessel fleet during the fourth quarter of 2020, compared to a six vessel fleet during 2019.

Loss on vessel held-for-sale: During the quarter ended December 31, 2019, we recorded a $2.8 million (non-cash) loss from the sale of Pyxis Delta which closed in January 2020. No such loss was recorded for the same period in 2020.

Interest and finance costs, net: Interest and finance costs, net, of $1.2 million for the three months ended December 31, 2020, represented a decrease of $0.2 million, or 14.3%, from $1.4 million in 2019. The decrease was mainly attributed to the loan prepayment following the sale of Pyxis Delta and to the lower LIBOR rates paid on floating rate bank debt compared to 2019.

Management's Discussion and Analysis of Financial Results for the Years ended December 31, 2019 and 2020
(Amounts are presented in U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $21.7 million for the year ended December 31, 2020, represented a decrease of $6.1 million, or 21.9%, from $27.8 million in the comparable period in 2019. The decrease in revenues, net during 2020, was mostly attributable to the vessel sale which resulted in the decrease of our total available days from 2,162 days in 2019 to 1,764 days in 2020, plus slightly lower charter rates and the three special surveys in 2020. Our daily TCE rate fleet-wide was $11,456 in 2020, a $300 per day decline from 2019.

Voyage related costs and commissions: Voyage related costs and commissions of $4.3 million for 2020, represented a decrease of $0.8 million, or 15.7%, from $5.1 million in the comparable period in 2019. For the year ended December 31, 2020, our small tankers experienced 15 fewer operating days to 482 versus 2019. The lower spot chartering activity contribute to less voyage costs as under spot charters, all voyage expenses are typically borne by us rather than the charterer.

Vessel operating expenses: Vessel operating expenses of $10.9 million for the year ended December 31, 2020 represented a significant decrease of $1.9 million, or 14.8%, from $12.8 million in 2019. This was mainly attributed to the sale of Pyxis Delta.

General and administrative expenses: General and administrative expenses of $2.4 million for the year ended December 31, 2020, remained flat compared to 2019.

Management fees: In 2020, management fees payable to Maritime and ITM of $1.4 million in the aggregate, represented a decrease of $0.2 million compared to 2019, as a result of the vessel sale in early 2020.

Amortization of special survey costs: Amortization of special survey costs for the year ended December 31, 2020 represented a small increase of 5.4%, compared to 2019 primarily attributed to the recognition of the new amortization profiles after the Pyxis Epsilon, Northsea Alpha and Northsea Beta special surveys. These costs were partially offset in by the write-off of the un-amortized special survey costs for Pyxis Delta, upon classification of the vessel as a held for sale in 2019.

Depreciation: Depreciation of $4.4 million in 2020 represented a decrease of $0.9 million, or 17.0%, compared to the same period in 2019, due to a five vessel fleet in 2020 as compared to a six vessel fleet in the prior year.

Loss on vessel held-for-sale: During the year ended December 31, 2019, we recorded a $2.8 million (non-cash) loss from the sale of Pyxis Delta that closed in January 2020. No such loss was recorded for the year ended December 31, 2020.

Interest and finance costs, net: Interest and finance costs, net, of $5.0 million for the year ended December 31, 2020, represented a decrease of $0.8 million, or 13.8%, from $5.8 million in 2019. The decrease was attributed to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2019, the prepayment of the outstanding loan of Pyxis Delta upon its sale and the partial prepayment of the loan of Pyxis Theta. The total borrowings outstanding (exclusive of the Promissory Note and deferred financing costs) decreased to $54.3 million at December 31, 2020 from $58.9 million a year earlier.

Unaudited Consolidated Statements of Comprehensive Loss

For the three months ended December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020
Revenues, net	7,260	4,512
Expenses:		
Voyage related costs and commissions	(1,063)	(935)
Vessel operating expenses	(3,291)	(2,856)
General and administrative expenses	(629)	(610)
Management fees, related parties	(182)	(153)
Management fees, other	(233)	(193)
Amortization of special survey costs	(52)	(90)
Depreciation	(1,234)	(1,116)
Loss on vessel held for sale	(2,756)	-
Operating loss	**(2,180)**	**(1,441)**
Other expenses:		
Loss from financial derivative instrument	-	(1)
Interest and finance costs, net	(1,401)	(1,182)
Total other expenses, net	**(1,401)**	**(1,183)**
Net loss	**(3,581)**	**(2,624)**
Dividend Series A Convertible Preferred Stock	-	(82)
Net loss attributable to common shareholders	(3,581)	(2,706)
Loss per common share, basic and diluted	**($0.17)**	**($0.12)**
Weighted average number of common shares, basic and diluted	**21,353,309**	**21,720,761**

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year Ended December 31, 2019	Year Ended December 31, 2020 (unaudited)
Revenues, net	27,753	21,711
Expenses:		
Voyage related costs and commissions	(5,122)	(4,268)
Vessel operating expenses	(12,756)	(10,880)
General and administrative expenses	(2,407)	(2,378)
Management fees, related parties	(724)	(637)
Management fees, other	(930)	(819)
Amortization of special survey costs	(240)	(253)
Depreciation	(5,320)	(4,418)
Loss on vessel held for sale	(2,756)	-
Gain from the sale of vessel, net	-	7
Bad debt provisions	(26)	-
Operating loss	**(2,528)**	**(1,935)**
Other expenses:		
Loss from financial derivative instrument	(27)	(1)
Interest and finance costs, net	(5,775)	(4,964)
Total other expenses, net	**(5,802)**	**(4,965)**
Net loss	**(8,330)**	**(6,900)**
Dividend Series A Convertible Preferred Stock	-	(82)
Net loss attributable to common shareholders	**(8,330)**	**(6,982)**
Loss per common share, basic and diluted	**($0.39)**	**($0.32)**
Weighted average number of common shares, basic and diluted	**21,161,164**	**21,548,126**

Consolidated Balance Sheets

As of December 31, 2019 and 2020

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2019	December 31, 2020 (unaudited)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,441	$ 1,620
Restricted cash, current portion	535	-
Inventories	501	681
Trade accounts receivable	1,243	672
Less: Allowance for credit losses	-	(9)
Trade accounts receivable, net	1,243	663
Due from related parties	-	2,308
Vessel held-for-sale	13,190	-
Prepayments and other assets	325	133
Total current assets	**17,235**	**5,405**
FIXED ASSETS, NET:		
Vessels, net	87,507	83,774
Total fixed assets, net	**87,507**	**83,774**
OTHER NON-CURRENT ASSETS:		
Restricted cash, net of current portion	3,200	2,417
Financial derivative instrument	1	-
Deferred charges, net	779	1,594
Prepayments and other assets	47	-
Total other non-current assets	**4,027**	**4,011**
Total assets	**$ 108,769**	**$ 93,190**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt, net of deferred financing costs	$ 8,984	$ 3,255
Trade accounts payable	4,538	3,642
Due to related parties	6,849	-
Hire collected in advance	1,415	726
Accrued and other liabilities	750	677
Total current liabilities	**22,536**	**8,300**
NON-CURRENT LIABILITIES:		
Long-term debt, net of current portion and deferred financing costs	49,233	50,331
Promissory note	5,000	5,000
Total non-current liabilities	**54,233**	**55,331**
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.001 par value; 50,000,000 shares authorized; 0 and 181,475 issued and outstanding as at December 31, 2019 and 2020, respectively)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,370,280 and 21,962,881 shares issued and outstanding as at December 31, 2019 and 2020, respectively)	21	22
Additional paid-in capital	75,154	79,692
Accumulated deficit	(43,175)	(50,155)
Total stockholders' equity	**32,000**	**29,559**
Total liabilities and stockholders' equity	**$ 108,769**	**$ 93,190**

Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2020
(Expressed in thousands of U.S. dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2020 (unaudited)
Cash flows from operating activities:		
Net loss	(8,330)	(6,900)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	5,320	4,418
Amortization of special survey costs	240	253
Amortization and write-off of financing costs	258	328
Loss from financial derivative instrument	27	1
Loss on vessel held for sale	2,756	-
Gain on sale of vessel, net	-	(7)
Bad debt provisions	26	-
Issuance of common stock under the promissory note	113	169
Changes in assets and liabilities:		
Inventories	306	(180)
Trade accounts receivable, net	1,316	571
Due from related parties	-	(2,308)
Prepayments and other assets	(210)	239
Special survey cost	(435)	(1,068)
Trade accounts payable	(274)	(939)
Due to related parties	3,447	(6,849)
Hire collected in advance	993	(689)
Accrued and other liabilities	108	(69)
Net cash provided by / (used in) operating activities	5,661	(13,030)
Cash flow from investing activities:		
Advances for ballast water treatment system	(47)	-
Proceeds from the sale of vessel, net	-	13,197
Vessels additions	-	(25)
Ballast water treatment system installation	(470)	(542)
Net cash (used in) / provided by investing activities	(517)	12,630
Cash flows from financing activities:		
Proceeds from long-term debt	-	15,250
Repayment of long-term debt	(4,503)	(19,909)
Gross proceeds from issuance of common stock	354	-
Common stock offering costs	(23)	(57)
Gross proceeds from the issuance of Series A Convertible Preferred shares	-	4,571
Preferred stock offering costs	-	(260)
Dividend distributions declared and paid	-	(69)
Payment of financing costs	-	(265)
Net cash used in financing activities	(4,172)	(739)
Net increase / (decrease) in cash and cash equivalents and restricted cash	972	(1,139)
Cash and cash equivalents and restricted cash at the beginning of the year	4,204	5,176
Cash and cash equivalents and restricted cash at the end of the year	5,176	4,037

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2020, we were required to maintain minimum liquidity of $2.4 million. Total cash and cash equivalents, including restricted cash, aggregated $4.0 million as of December 31, 2020.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

		As of December 31, 2019		As of December 31, 2020
Funded debt	$	58,217	$	53,586
Promissory Note - related party		5,000		5,000
Total	$	**63,217**	$	**58,586**

Our weighted average interest rate on our total funded debt for the year ended December 31, 2020 was 7.7%.

On October 1, 2020, we issued 70,890 restricted common shares to Maritime Investors Corp. ("Maritime"), a company related to Mr. Valentios Valentis, our chairman and chief executive officer, at the volume weighted average closing share price for the 10-day period immediately prior to the third quarter end, related to the settlement of interest due under the second amendment to the Promissory Note.

On October 13, 2020, we announced the closing of our underwritten public offering (the "Offering") of 200,000 Units at an offering price of $25.00 per Unit. Each Unit was immediately separable into one 7.75% Series A Cumulative Convertible Preferred Share (the "Preferred Shares") and eight (8) warrants, each warrant exercisable for one common share (the "Warrants"), for a total of up to 1,600,000 of our common shares. We also agreed to issue and sell to the underwriter two separate warrants (the "Underwriter's Warrants") for an aggregate purchase price of $100.00. The first of the Underwriter's Warrants is a warrant for the purchase of an aggregate of 2,000 Preferred Shares and the second is a warrant for the purchase of an aggregate of 16,000 Warrants. On the same day, the underwriter exercised a partial overallotment option for 135,040 Warrants. We received gross proceeds of $5.0 million from the Offering (approximately $4.3 million after deducting underwriting discounts and offering expenses). The net proceeds were used for general corporate purposes, including working capital and the repayment of debt.

Each Preferred Share is convertible into common shares at an initial conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. Each Warrant will entitle the holder to purchase one common share at an initial exercise price of $1.40 per share at any time prior to October 13, 2025. If the trading price of Pyxis Tankers' common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, we can call for mandatory conversion of the Preferred Shares. Dividends on the Preferred Shares are cumulative and paid monthly in arrears starting November 20, 2020, to the extent declared by our board of directors. The Preferred Shares are not redeemable for a period of three years from issuance, except upon change of control.

On November 20, 2020, we paid a cash dividend of $0.1991 per share on each Preferred Share for the first period in November. On December 21, 2020, we paid a cash dividend of $0.1615 per share on each Preferred Share for the month of December.

During the year ended December 31, 2020, 18,525 Preferred Shares were converted into 332,106 registered common shares of the Company.

At December 31, 2020, we had a total of 21,962,881 common shares issued and outstanding of which Mr. Valentis beneficially owned 79.6%.

Impact of COVID-19 on the Company's Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, we, as of December 31, 2020, evaluated whether there are conditions or events that cause substantial doubt about our ability to continue as a going concern. We reviewed our revenue concentration risk, the recoverability of our accounts receivable (i.e., credit risk) and tested our assets for potential impairment. Given this evaluation, it was determined that COVID-19 did not have material adverse effect on our business, results of operation and financial condition as of such date. However, many of our estimates and assumptions, especially charter rate and vessel utilization, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

- our cash expenditures, or future requirements for capital expenditures or contractual commitments;
- changes in, or cash requirements for, our working capital needs; and
- cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

(In thousands of U.S. dollars)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2020
Reconciliation of Net loss to Adjusted EBITDA				
Net loss	$ (3,581)	$ (2,624)	$ (8,330)	$ (6,900)
Depreciation	1,234	1,116	5,320	4,418
Amortization of special survey costs	52	90	240	253
Interest and finance costs, net	1,401	1,182	5,775	4,964
EBITDA	$ **(894)**	$ **(236)**	$ **3,005**	$ **2,735**
Loss from financial derivative instrument	-	1	27	1

Gain from the sale of vessel, net	-	-	-	(7)
Loss on vessel held-for-sale	2,756	-	2,756	-
Adjusted EBITDA	$ **1,862**	$ **(235)**	$ **5,788**	$ **2,729**

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses ("Opex") per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization ("Utilization") by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:
(Amounts in U.S.$)

		Three Months Ended		**Year Ended**	
		December 31, 2019	**December 31, 2020***	**December 31, 2019**	**December 31, 2020***
Eco-Efficient MR2: (2 of our vessels)					
	TCE	14,786	13,104	14,337	14,377
	Opex	6,179	6,232	5,872	6,107
	Utilization %	100.0%	93.3%	100.0%	97.2%
Eco-Modified MR2: (1 of our vessels)					
	TCE	14,369	10,611	13,410	14,130
	Opex	6,575	7,714	6,813	6,612
	Utilization %	100.0%	90.2%	99.1%	97.5%

Standard MR2: **(1 of our vessels)**					
	TCE	13,849	-	13,115	-
	Opex	6,585	-	6,092	-
	Utilization %	100.0%	-	99.7%	-
Small Tankers: **(2 of our vessels)**					
	TCE	6,624	4,722	5,860	5,331
	Opex	5,130	5,476	5,150	5,204
	Utilization %	72.3%	65.1%	68.1%	69.5%
Fleet: (6 vessels / 5 vessels) *					
	TCE	12,371	10,234	11,756	11,456
	Opex	5,963	6,226	5,825	5,847
	Utilization %	90.8%	82.8%	89.0%	86.3%

* Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculations for the three months and year ended December 31, 2020 (the vessel had been under time charter employment for approximately 2 days in January when it was re-delivered from the charterers in order to be sold).

Subsequent Events

Promissory Note: Effective January 4, 2021, we issued 64,446 of restricted common shares to Maritime at the volume weighted average closing share price for the 10 day period immediately prior to the fourth quarter end related to the settlement of interest due under the second amendment to the Promissory Note.

NASDAQ Listing: On February 17, 2021 the Company announced that it has regained compliance with the NASDAQ's continued listing requirements regarding the minimum closing bid price under NASDAQ Listing Rule 5550(a)(2) and the matter was closed.

Preferred Stock Dividend Payments: On January 20, 2021, February 22, 2021 and March 22, 2021, we paid cash dividends of $0.1615 per Preferred Share for each month which aggregated $83.

Private Placement of Equity: On February 24, 2021 the Company closed its previously announced definitive securities purchase agreements with a group of investors, which resulted in gross proceeds to Pyxis Tankers of $25.0 million, before deducting placement offering expenses. The Company issued 14,285,715 shares of common stock at a price of $1.75 per share. The Company will use the net proceeds of $23.145 million from the offering for general corporate purposes, which may include the repayment of outstanding indebtedness and potential vessel acquisitions.

Preferred Share Conversions & Warrant Exercises: During the period through March 19, 2021, 58,814 of Preferred Shares were converted into 1,052,529 registered common shares of the Company and 144,500 Warrants were exercised for 144,500 registered common shares. The Company received $0.2 million on Warrant exercise.

As of March 19, 2021, we had a total of 37,177,965 common shares issued and outstanding of which Mr. Valentis beneficially owned 47.2%.

Including scheduled loan amortization payments of $0.8 million in early 2021, the unaudited impact of the Subsequent Events listed above to our capitalization as of December 31, 2020 would be estimated as follows:

(In thousands of U.S. dollars)	**December 31, 2020 (unaudited)**	**December 31, 2020 (adjusted by Subsequent Events)**
Current portion of long-term debt	3,255	2,425
Long-term debt net of current portion	50,331	50,331
Promissory note	5,000	5,000
Total long-term debt	**58,586**	**57,756**

Common stock	22	37
Additional paid-in capital	79,692	103,072
Accumulated deficit	(50,155)	(50,238)
Total stockholders' equity	**29,559**	**52,871**
Total capitalization	**88,145**	**110,626**
Common Shares Outstanding	**21,962,881**	**37,177,965**

Our total cash position as of March 19, 2021 was approximately $26.2 million, including $2.4 million of restricted cash.

Loan Agreements: On March 4, 2021, Eighthone Corp., the owner of the Pyxis Epsilon, entered into a Third Amendment with Wilmington Trust, as Agent, to modify two loan covenants. The Minimum Liquidity amount shall remain at $0.5 million through 2021 and increase to $0.75 million thereafter until maturity. The Minimum Security Cover shall remain at 115% of the outstanding loan (currently $24 million) through 2021 and increase to 125% thereafter. All other terms and conditions shall remain in full force and effect.

On March 17, we received a commitment letter for the refinance of the existing Eighthone loan. One of our existing lenders has agreed to provide a $17 million secured loan for the Epsilon and will be combined with $7.5 million of cash to repay the existing loan and fund closing fees and expenses. The five year loan shall have quarterly amortization of $0.3 million with $11 million due at maturity. The loan is priced at Libor + 3.35%. The facility includes standard terms and conditions and is subject to the negotiation and execution of final documentation. We expect to complete this refinancing by the second quarter, 2021. Upon closing of the new loan, we look to realize dramatic interest rate savings and lengthen our average debt maturities.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Wednesday, March 24, 2021.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Pyxis Tankers".

A telephonic replay of the conference call will be available until Wednesday, March 31, 2021, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). The access code required for the replay is: 5478965#.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/3079753/DF31F82BDCD39782A3B382D53BD0ED95

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.'s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their "eco" features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.'s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of March 19, 2021)

Vessel Name	Shipyard	Vessel Type	Carrying Capacity (dwt)	Year Built	Type of Charter	Charter Rate per day [1]	Earliest Redelivery Date
Pyxis Epsilon [2]	SPP / S. Korea	MR	50,295	2015	Time	$14,000	May 2021
Pyxis Theta [2]	SPP / S. Korea	MR	51,795	2013	Time	$14,000	June 2021
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$12,000	July 2021
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019				

1) Charter rates are gross and do not reflect any commissions payable.
2) Pyxis Epsilon and Pyxis Theta are contracted with a charterer's option to extend the charter at the rate of $15,500 per day for additional six months, minus 45 days or plus 70 days.

Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words "expected", "estimated", "scheduled", "could", "should", "anticipated", "long-term", "opportunities", "potential", "continue", "likely", "may", "will", "positioned", "possible", "believe", "expand" and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. ("we", "our" or "Pyxis") at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2019 and our other filings with the Securities and Exchange Commission (the "SEC"). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.